

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 20, 2016

Michael W. DePasquale
Chief Executive Officer
BIO-key International, Inc.
3349 Highway 138, Building A, Suite E
Wall, NJ 07719

> **Re:** **BIO-key International, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-214792**
> **Post-Effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 23, 2016**
> **File No. 333-203613**

Dear Mr. DePasquale:

We have limited our review of your registration statement and post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 (File No. 333-214792)

General

1. It appears that you are seeking to register this transaction as a resale pursuant to Securities Act Rule 415(a)(1)(i). Please provide a detailed legal and factual analysis of why this should not be characterized as a primary offering. In this regard, we note the relationship between the company and the selling stockholders, the size of the combined offering relative the number of outstanding shares of common stock and the short period of time between the private placements and the filing of the related resale registration statements. In formulating your response, please consider Securities Act Rule 415 and

Interpretation 612.09 of our Securities Act Rules Compliance and Disclosure Interpretations.

Registration Statement Cover Page

2.   Please revise the bottom of the facing page to disclose the file number of the earlier registration statement to which the combined prospectus relates (i.e., File No. 333-208747). See Securities Act Rule 429(b).

Security Ownership of Certain Beneficial Owners and Management, page 35

3.   We note that your Series A-1 and B-1 Convertible Preferred Stock have voting rights. Please revise the beneficial ownership table to provide the disclosure required by Item 403(a) of Regulation S-K for each class or series of voting securities. Additionally, consider providing a column that discloses the total voting power of each beneficial owner as well as narrative or footnote disclosure that discusses the voting rights of each class or series of securities.

4.   You disclose in footnote 9 to the beneficial ownership table that Mr. Wong Kwok Fong's beneficial ownership calculation does not include shares issuable upon conversion of Series A-1 Convertible Preferred Stock as such shares are subject to a "blocker provision," which prohibits any conversions that would result in the holder being the beneficial owner of in excess of 9.99% of your common stock. Since Mr. Wong Kwok Fong beneficially owns 17.3% of your common stock, please clarify whether the "blocker provision" continues to prevent conversions of his Series A-1 Convertible Preferred Stock holdings.

5.   We note from your disclosure in footnote 10 to the beneficial ownership table that Mr. Yao Jianhui shares voting and dispositive power over the shares held by China Goldjoy Limited and in footnote 2 to the selling security holders table on page 44 that he shares voting and dispositive power over the shares held by Giant Leap International, Ltd. Accordingly, it appears that these shares should be included in Mr. Yao's beneficial ownership calculation. Please revise or advise. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

Description of Securities

Preferred Stock, page 39

6.   You disclose that your Series A-1 and B-1 Convertible Preferred Stock are subject to "blocker provisions" that prohibit conversion if such conversion would result in the holder beneficially owning in excess of a certain percentage of your outstanding common stock. You also disclose that your Series A-1 and B-1 Convertible Preferred Stock are entitled to vote on an as-converted to common stock basis. Please revise to clarify the

interaction between the "blocker provision" and the voting rights. In this regard, clarify whether the holders of Series A-1 and B-1 Convertible Preferred Stock are entitled to voting rights for those shares the conversion of which is "blocked."

Series B-1 Convertible Preferred Stock, page 41

7.   Here you disclose that your Series B-1 Convertible Preferred Stock contains a 9.99% "blocker provision." In a risk factor on page 7, you disclose this percentage to be 4.99%. Please reconcile this discrepancy.

Selling Security Holders, page 44

8.   Please revise footnote 2 to clarify that Mr. Wong Kwok Fong serves as a director of the company. See Item 507 of Regulation S-K.

Item 16. Exhibits, page 52

9.   We note that you filed your securities purchase agreement with Mr. Wong Kwok Fong dated November 11, 2016 with your Form 10-Q filed November 14, 2016. Please revise your exhibit index to incorporate by reference this agreement into your registration statement.

Exhibit 5.1

10.   The legality opinion opines on the Preferred Shares to be issued by the company. Please provide a revised legality opinion that defines the term Preferred Shares.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-203613)

General

11.   To the extent the above comments are applicable to this post-effective amendment, please revise to make corresponding changes.

12.   We note that the registration statements were previously declared effective on May 1, 2015 (File No. 333-203613) and August 26, 2015 (File No. 333-192504, relating to File No. 333-190200) with audited financial statements through the fiscal year ended December 31, 2014. Please advise as to whether any sales have been made by the selling security holders after April 30, 2016, and May 26, 2016, under these registration statements, respectively.

<u>Selling Security Holders, page 44</u>

13. It appears that the number of shares offered by selling security holders does not correspond to the number of shares on the prospectus cover page. Furthermore, the information regarding beneficial ownership after the offering appears to contain discrepancies. For example, it appears that Mr. Jacobson would have fewer than 80,000 shares of common stock and that Mr. Kitaygorodsky and the selling security holders listed below him would continue to retain shares. Please revise or advise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

With respect to your registration statement, refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bernard Nolan, Staff Attorney, at (202) 551-6515 if you have questions regarding the post-effective amendment. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Vincent A. Vietti, Esq.
   Fox Rothschild LLP